

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

David C. Novak
Chairman and Chief Executive Officer
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re: Yum! Brands, Inc.**
> **Form 10-K for the fiscal year ended December 26, 2009**
> **Filed February 17, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 001-13163**

Dear Mr. Novak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 10

1. Please confirm in future filings that you will delete the second sentence of the introductory paragraph. If a risk is not deemed material, it should not be referenced here.

Schedule 14A

Executive Compensation, page 28

How we Compensate our Chief Executive Officer; Mr. Novak's Compensation, page 38

2. We note that Mr. Novak's Individual Performance Factor included the consideration of the pre-established individual criteria of Return on Invested Capital. Please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In this regard, we also note the disclosure on page 36 regarding Mr. Carucci's Individual Performance Factor.

Director Compensation, page 64

3. In future filings, please revise the Director Compensation table to reflect that the amounts listed in the Stock Awards column represent the grant date fair value or please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor